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                             July 28, 2022

       Vlad Couric, M.D.
       Chief Executive Officer
       Biohaven Research Ltd.
       215 Church Street
       New Haven, CT 06510

                                                        Re: Biohaven Research
Ltd.
                                                            Draft Registration
Statement on Form 10
                                                            Submitted July 1,
2022
                                                            CIK No. 0001935979

       Dear Dr. Couric:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form 10 submitted July 1, 2022

       Exhibit 99.1
       Questions and Answers About the Distribution Agreement
       Q: What conditions must be satisfied to complete the Spin-Off?, page 3

   1. Please revise this Q&A to discuss any material consequences to shareholders if any of the listed conditions are
waived and Biohaven Pharmaceutical Holding proceeds with the spin-off. In addition,
please revise to identify the conditions that are subject to waiver.
 Vlad Couric, M.D.
FirstName  LastNameVlad
Biohaven Research Ltd. Couric, M.D.
Comapany
July       NameBiohaven Research Ltd.
     28, 2022
July 28,
Page  2 2022 Page 2
FirstName LastName
Information Statement Summary
Product Candidates, page 7

2. We note the inclusion of the product candidate "UC1MT" for the indications of inflammatory and autoimmune diseases and certain other preclinical product candidates in your pipeline table labeled "BHV-TBD." In addition, we note your disclosure on page 112 that you "currently operate in a single business segment developing a portfolio of innovative, late-stage product candidates targeting neurological diseases." Given the limited disclosure related to UC1MT, please explain why it is sufficiently material to your business to warrant inclusion in your pipeline table. If it is material, please expand your disclosure in the Business section to provide a more fulsome discussion of this candidate, including a description of preclinical studies, development activities conducted, or ongoing clinical trials. Alternatively, remove UC1MT and any other preclinical product candidates that are not currently material to your business from your pipeline table on pages 7 and 75.
The Separation and Distribution
The Distribution Agreement, page 57

3. We note disclosure here stating Biohaven Research Ltd will be assigned liabilities resulting from "certain specified legal proceedings." We further note disclosure in your
         Legal Proceedings section stating you are currently not party to any material legal proceedings. Please reconcile your disclosure or advise.
Business
Product Candidates, page 75

4. Please remove the references throughout your information statement to "first-in-class" or
         "best-in-class" product candidates as these descriptions imply an expectation of regulatory approval and are inappropriate given the length of time and uncertainty with respect to securing marketing approval.
5. Please revise any statements concluding your product candidates are safe or effective to instead refer to objective trial results. For example only, we note disclosure on page 75 where you state that your Kv7 platform is a "potent" activator, on page 82 where you state that troriluzole demonstrated "acceptable safety" consistent with past clinical trial experiences and on page 87 where you state "BHV-2100 shows promising efficacy."
         Please remove these statements, and any similar statements, as conclusions of safety and efficacy are within the sole authority of the FDA and comparable foreign regulators.
6. At first use, please define abbreviations. For example only, we note that "SCA," "ALS"
         and "SMA" are not defined at first use.
7. In your discussion of the preclinical and clinical development of your material programs, please revise your disclosure to specify the following information with respect to the trials
 Vlad Couric, M.D.
FirstName  LastNameVlad
Biohaven Research Ltd. Couric, M.D.
Comapany
July       NameBiohaven Research Ltd.
     28, 2022
July 28,
Page  3 2022 Page 3
FirstName LastName
         that you have conducted, are currently conducting or plan to conduct:
             the trial design;
             the number of participants in the trial;
             the primary and secondary endpoints as well as the results as they relate to those endpoints; and
             the occurrence of any serious adverse events.

         As example only, we refer to your disclosure on page 125 that "Troriluzole was well tolerated with a safety profile consistent with past clinical trial experience." Please revise to expand your disclosure to discuss the observance of any serious adverse events for each of you material product candidates under development or otherwise advise. In addition, we note your disclosure here that, [t]wo Phase 3 studies are currently ongoing with enrollment expected to be completed in the second half of 2022." Please revise to discuss the trial design and primary and secondary endpoints of the ongoing studies or otherwise advise.
TDP-43 Mechanisms of Action, page 88

8. Please revise to provide narrative disclosure explaining the graphic depicted in this section.
Intellectual Property
Patents and Patent Applications, page 95

9. Please revise your discussion of each material patent or patent application to disclose the jurisdictions where each patent or patent application is protected. Licensing Agreements, page 97

10. Please revise your discussion of your Licensing Agreements to disclose the aggregate potential milestone payments and quantify the amount paid to date under such agreements.
         Please also file these material agreements as exhibits to your registration statement or provide your analysis as to why you do not believe filing is required. Refer to Item 601 of
         Regulation S-K for guidance.
Financial Statements
10. Subsequent Events
Kv7 Platform Acquisition, page F-26

11. You state that in April 2022 you acquired Channel Biosciences, LLC which you expect to account for as an asset acquisition since substantially all of the fair value of the gross assets acquired was concentrated in a single identifiable asset. Please address the following:
             Tell us why you believe that substantially all of the gross assets acquired was concentrated in a single identifiable asset.
             Tell us your consideration of including financial statements and pro forma
 Vlad Couric, M.D.
Biohaven Research Ltd.
July 28, 2022
Page 4
           information in accordance with Rule 3-05 and Article 11 of Regulation S-X. In this regard, if you continue to believe the criteria in ASC 805-10-55-5A has been met, please address if the acquisition met the definition of a business in Rule 11-01(d) of
           Regulation S-X.
Exhibits

12. We note your disclosure on page 124 where you discuss your acquisition from Knopp
      Biosciences LLC of Channel Biosciences, LLC. Please file the acquisition agreement as an exhibit to the registration statement or tell us why you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.
13. We note your disclosure beginning on page 145 discussing your employment agreements and offer letters with your executive officers. Please file the agreements and include such agreements in the exhibit index or tell us why you are not required to do so. See Item
      601(b)(10)(iii) of Regulation S-K.
       You may contact Julie Sherman at 202-551-3640 or Mary Mast at 202-551-3613 if you
have questions regarding comments on the financial statements and related matters. Please contact Tyler Howes at 202-551-3370 or Jason Drory at 202-551-8342 with any other questions.



                                                             Sincerely,
FirstName LastNameVlad Couric, M.D.
                                                             Division of
Corporation Finance
Comapany NameBiohaven Research Ltd.
                                                             Office of Life
Sciences
July 28, 2022 Page 4
cc:       Robert Downes, Esq.
FirstName LastName